111 South Wacker Drive

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

October 2, 2020

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Company

Initial Registration Statement on Form S-1

Initially Submitted June 19, 2020

File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Company, a Texas insurance corporation (the “Company”), has today submitted with the Securities and Exchange Commission Registration Statement Submission No. 2 on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the Staff’s letter to the Company dated August 18, 2020. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Registration Statement are enclosed, and have been marked to show changes from the initial submission of the Company’s Registration Statement on Form S-1 submitted on June 19, 2020. References to page numbers in our responses are to page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

1.	General

a)

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

Securities and Exchange Commission

October 2, 2020

Response: We confirm that the Company will be solely responsible for the payment of Contract benefits.

In the “Calculation of Registration Fee” on the facing sheet, please fill in the “Amount to be Registered,” “Proposed Maximum Aggregate Offering Price,” and “Amount of Registration Fee” columns. Please note that all missing/bracketed disclosure must be provided and may be subject to further review.

Response: Please see the cover page of the Registration Statement where the Company has indicated a proposed maximum aggregate offering price of $22,000,000 with a registration fee of $2,400.20. This maximum aggregate offering price has been estimated based upon issuing contracts protecting total Account values of $4,000,000,000 at a fee of 0.55%.

2.	Front/Back Cover Page

a)	In the first paragraph, please add “including any material state variations” and provide if applicable.

Response: Please see the revised language included on the cover page of the Registration Statement where the phrase “including any material state variations identified in the state filing and approval process” has been added.

b)

Please provide the following disclosure on the front (or inside front) cover page: “The registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant.”

Response: Please see the revised language included on the cover page of the Registration Statement where the phrase “The registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant” has been added.

c)

The Company cannot disclaim responsibility for the information in its registration statement. Therefore, please delete the third sentence in the second paragraph of the front cover page and remove all references to the Contract for information provided in the prospectus, e.g., sixth paragraph under “Overview” on page 11.

Response: Please see the revised language included on the cover page of the Registration Statement where the sentence “where the description of the terms of the contract contained in the prospectus and there terms of the contract differ, the contract will control” has been deleted.

Securities and Exchange Commission

October 2, 2020

d)	Provide the name of the underwriter and disclose the nature of the underwriting arrangement. Item 501(b)(8) of Regulation S-K.

Response: Please see the revised language included on the cover page of the Registration Statement where the following has been added: “INTE Securities LLC will act as our principal underwriter for the distribution of the Contracts in this offering.”

e)	On the back cover page of the prospectus, please address, as applicable, the disclosure required by Item 502(b) of Regulation S-K regarding dealer prospectus delivery requirements.

Response: Please see the revised language included on the back cover page of the Registration Statement.

3.	Frequently used Terms (page 1)

a)

Please revise the definition of “Annuitant” to clarify whether the Annuitant is the life of the person upon which payments continue and is also the person to receive such payments under the Contract. Please also make this clear under “Annuitant Designations” at the bottom of page 12.

Response: Please see the revised definition of “Annuitant” included on page 1 of the Registration Statement and the revised language on page 14 of the Registration Statement.

b)	Please consider deleting the term “Benefit Amount” or better distinguish the term from “Income Amount.”

Response: Please see the definitions of “Benefit Amount” and “Income Amount” on page 1 of the Registration Statement. The term “Benefit Amount” refers to the annual payment amount payable by Merit Life under a Contract to the Annuitant starting if and when a Covered Event occurs, whereas the term “Income Amount” refers to the maximum annual amount a Contract owner may withdraw from his or her Account at a Financial Firm without the withdrawal being considered an Excess Withdrawal. The initial Income Amount is set at the time of the first withdrawal after the Contract’s Vesting Period.

c)

Please revise the definition of “Financial Firm” to provide a more complete and precise definition of the term. For example, the second to last paragraph on page 3 refers to them as registered investment advisors and the top of page 4 refers to wealth management accounts of Financial Firms.

Response: Please see the revised definition of “Financial Firm” on page 2 of the Registration Statement which has been revised to be “a registered investment advisory firm, also sometimes referred to as a wealth management firm, we approve to hold an Account in relation to a Contract.”

Securities and Exchange Commission

October 2, 2020

d)

In the definition of “Income Base,” please clarify whether Eligible Contributions and Excess Withdrawals impact the Account value on the Exercise and/or Issue Date. In the first sentence of “Vesting Period,” please clarify “two years” from when.

Response: Please see the revised definition of “Income Base” on page 2 of the Registration Statement. In addition, please see the revision on page 2 of the Registration Statement clarifying that the Vesting Period means the later of the Annuitant’s 65th birthday or two years from the date of purchase of the Contract.

4.	Prospectus Summary (page 3)

Please clarify inconsistent terminology to make the disclosure easier for an investor to follow and understand.

a)

Under the subheading “Contingent Deferred Annuities,” the disclosure states that “[a] CDA will provide payments to the annuitant or owner ... in the same manner as a traditional annuity upon the occurrence of certain specified conditions.” Because an investor in this product may not be familiar with how a traditional fixed annuity operates, please more directly explain how payments are made under the CDA.

Response: Please see the revised language included on page 3 of the Registration Statement which has been revised to read “A CDA will provide regular, periodic, payments to the Annuitant upon the occurrence of certain specified conditions. . .” (bold and underlined text added).

b)	In the last sentence under “Contingent Deferred Annuities,” please clarify when an Investment Account will belong to the purchaser and when it is an insurance company asset.

Response: Please see the revised language included on page 3 of the Registration Statement. The referenced language reflects the definition of a contingent deferred annuity provided by the National Association of Insurance Commissioners. We have added additional language that explains that the assets are owned by the annuity owner under the Contracts.

c)

The paragraph under “Merit’s Fixed Contingent Deferred Annuity Contract” refers to withdrawals that are not Excess Withdrawals as “covered” then “contemplated” withdrawals. For clarity, please use one term consistently throughout the prospectus.

Response: The Registration Statement has been revised to remove references to “covered” and “contemplated” withdrawals and instead refer simply to “withdrawals.”

Securities and Exchange Commission

October 2, 2020

d)	In the same paragraph, please add in the parenthetical in third sentence that these values are adjusted by contributions and withdrawals.

Response: Please see page 3 of the Registration Statement where the requested language has been added to the parenthetical.

e)

In the same paragraph, the disclosure describes that withdrawals will proportionately reduce the Income Amount and future Benefit Amounts. The paragraph continues, “[c]orrespondingly, any Eligible Contributions made to the account will increase the Income Amount....” Please clarify that any Eligible Contributions increase the Income Amount on a dollar-for-dollar basis and not on a proportionate basis as the disclosure may suggest.

Response: Please see page 3 of the Registration Statement where this has been revised to clarify that any Eligible Contributions will increase the Income Amount on a dollar-for-dollar basis.

f)	The staff also suggests defining the term “guarantee” which appears in the last paragraph on page 3.

Response: Please see page 3 of the Registration Statement where we have added language to clarify that the “guarantee” is the Company’s contractual obligation to pay Benefit Amounts in the event that a Covered Event occurs, which are supported by the Company’s reserves, surplus, and claims paying ability.

g)	For “Distributions” and “Excess Distributions” on page 4, please clarify these terms, i.e., referring to withdrawals? Please also disclose how the frequency of Distributions is determined.

Response: Please see page 4 of the Registration Statement. We have revised the language at a number of points in the Prospectus Summary and throughout the Registration Statement. We have changed the title from “Distributions for Life” to “Income for Life” and have changed language to clarify that income before depletion of the Account is taken as withdrawals, and that income payments once the Account has been depleted are payments by us to the Annuitant. We have also indicated the frequencies available for both withdrawals and for the payment of Benefit Amounts.

h)	Please revise the disclosure following “Availability” to clarify what “non-qualified (tax)” means.

Response: Please see page 4 of the Registration Statement where we have included a footnote explanation of “non-qualified (tax).”

Securities and Exchange Commission

October 2, 2020

i)	For “Flexibility” on page 4, please clarify the term “Funds,” i.e., referring to mutual funds or monetary amount.

Response: Please see page 4 of the Registration Statement where the term “Funds” has been revised to be “Contributions.”

j)

For “Risk Management” on page 4, please provide more specific cross- references to the sections of the prospectus that expand on how risk is managed through product design and a substantial balance sheet. Please also clarify what you mean by “substantial balance sheet”

Response: Please see page 4 of the Registration Statement where we have modified and expanded the language addressing risk management. In addition we have revised the language of the first risk factor to more fully explain how risk is managed, and again included references to the sections of the prospectus that expand on these risk management factors.

k)	For “Important Ages,” please add age 65 as the earliest age for the Exercise Date.

Response: Please see page 4 of the Registration Statement where we have added language to indicate the earliest the Contract’s Vesting Period may end is the later of age 65 or two years following the Issue Date.

5.	Risk Factors (page 5)

Please consider revising certain of the captions to better cite the risk involved. For example, the last two captions on page 5 would be better revised as risks of termination and/or loss of benefits resulting from what is cited in these captions.

Response: Please see page 6 of the Registration Statement where the following risk factors have been revised: “Your Contract may be terminated if the ownership designation of your Contract does not match that of your Account” and “We may terminate the Contract if your Financial Firm does not provide us our Fees and the information necessary to administer your Contract on a daily basis.”

a)	Please add a risk factors that this is a new insurer or at least an insurer under new management.

Response: Please see page 5 of the Registration Statement for this additional risk factor.

b)

The second risk factor should also disclose that the investment guidelines and risk profiles may change and that may require you to reallocate investments, may trigger tax consequences when having to move money, and may require you to adhere to a more conservative investment profile.

Response: Please see page 5 of the Registration Statement for this revised risk factor.

Securities and Exchange Commission

October 2, 2020

c)

In lieu of the “Our agreement with your Financial Firm may end and your Contract may be terminated” on page 5, please specify here or where more appropriate the circumstances under which the agreement may be terminated and by whom rather than generically referring to a termination of the agreement.

Response: Please see page 5 of the Registration Statement where we have revised the language to note that the Contract may terminate “in the event that either we or your Financial Firm fail to perform our obligations under such agreement upon 30 days’ notice of such failure, or upon the mutual consent of your Financial Firm and us. In such event, your contract will be automatically terminated unless it is moved to another Financial Firm with which we have an agreement in place.”

d)	In the third risk (“Our agreement with your ....”), please revise the fourth sentence (beginning with “We cannot guarantee ....”) for proper grammatical structure.

Response: Please see page 5 of the Registration Statement.

e)	In the next and second to last risk on page 5, please elaborate on what would make an ownership designation unacceptable.

Response: Please see page 5 of the Registration Statement, where we have added language that to clarify that we would not accept a change to an ownership designation we would not have originally accepted for issuing a Contract, such as the ownership of the Contract by a business.

f)	In the last risk on page 5, please define what a “timely basis” is.

Response: Please see page 6 of the Registration Statement.

g)	Under “The point in time when you begin taking withdrawals from your Account ....” on page 6, please disclose why it is less likely Benefit Amounts will be paid.

Response: Please see page 6 of the Registration Statement where we have clarified that delaying withdrawals makes it more likely that the Annuitant will die before the Account is deleted.

h)	Please insert a risk caption for the second to last paragraph on page 6 (beginning with “Fees accrue from the Issue Date ....”).

Response: Please see page 7 of the Registration Statement.

Securities and Exchange Commission

October 2, 2020

i)

In the last paragraph on page 6, please be more specific as to what other administrative service fees may count as a withdrawal and also quantify what a “reasonable amount” is for not counting it as a withdrawal for purposes of the Contract. Please provide a cross-reference to and add these details at the top of page 12 and under “Fees” at the bottom of page 13.

Response: Please see page 7 of the Registration Statement where we have revised this language to delete any reference to “reasonability.” We have also conformed the language on pages 13 and 15 of the Registration Statement with respect to amounts that will not be considered withdrawals.

j)

Please revise the second to last sentence under “You should be aware of the various regulatory protections ....” on page 7 to note that certain other regulatory protections and financial information are available (e.g., the registration statement is filed under the Securities Act of 1933 and financial information is included in the registration statement).

Response: Please see page 8 of the Registration Statement where we have clarified that the Registration Statement is filed under the Securities Act of 1933 and certain financial information is made available in the Registration Statement.

k)	Please clarify the meaning of “collaborators” in the last line on page 7.

Response: Please see page 8 of the Registration Statement where “collaborators” has been revised to be “vendors.”

l)	Please provide risk disclosure with respect to the following:

i.	Account performance preventing receipt of any benefit.

Response: Please see page 9 of the Registration Statement which includes the risk factor:

“Account performance may prevent the receipt of any benefit.”

If your Account does not go to zero you will see no benefit. The investment performance of your Account directly impacts whether your Account will be reduced to zero and thus whether any Benefit Amounts will be paid. If you comply with the terms of your Contract and your Account is not reduced to zero no Amounts will be paid, and you will not receive a refund of the Fees you have paid.

Securities and Exchange Commission

October 2, 2020

ii.	If applicable, the impact of divorce (on joint owners).

Response: Please see page 7 of the Registration Statement where the following risk factor has been added:

“Divorce may prompt the need to make changes to a Contract.

Divorce often may lead to the need to change the ownership designation of the Account, which will trigger the need to change the ownership designation of the Contract to match that of the Account. We expect to comply with qualified domestic relations orders issued as a result of a divorce. Divorce after a Covered Event will not affect our making Benefit Payments to the Annuitant.”

iii.	Possible negative tax consequences.

Response: Please see page 8 of the Registration Statement.

6.	Fixed Contingent Deferred Annuity Contract – Overview (page 11)

a)	Overview

i.	Add disclosure briefly describing what kind of investor the Contract would be good for and what kind of investor the Contract would not be good for.

Response: Please see page 12 of the Registration Statement where we have added a new paragraph detailing the type of purchaser that the Contract would not be a good fit for. We believe that the immediately preceding paragraph provides a description of the type of purchase for which the Contract would be a good investment.

ii.

Please clarify the meaning of the Exercise Date. For example, does it mandate that an Owner make a withdrawal after the Vesting Period has ended in order to determine the applicable Income Base and in turn the Income Amount?

Response: Please see page 12 of the Registration Statement where we have added language clarifying that no withdrawals are required until the Annuitant obtains the age of 95.

iii.	In light of plain English, disclose that the earliest Exercise Date would be when the Annuitant turns 65.

Response: Please see page 12 of the Registration Statement where we have revised this language to indicate that the earliest Exercise Date is the end of the Vesting Period, which is the later of the Annuitant’s obtaining the age of 65 or two years from the Contract’s Issue Date.

Securities and Exchange Commission

October 2, 2020

iv.	In the last sentence of the fifth paragraph, clarify whether the 5% of Account value amount is less the fees mention at the top of page 12.

Response: Please see page 12 of the Registration Statement where we have added language to indicate that the Account’s value on the Exercise Date and until it is depleted will be affected by the fees charged from the Contract’s Issue Date through the Exercise Date.

v.	In the second sentence of the sixth paragraph, please provide a cross-reference to where the adjustments are discussed in the prospectus.

Response: Please see page 12 of the Registration Statement.

vi.	Supplementally explain to the staff and disclose, if applicable, how potential purchasers will know if their Financial Firm is eligible to offer the guarantee, e.g., provide a list.

Response: We will provide a list of Financial Firms with which we have operating agreements on our website. In addition, potential purchasers that are working with an advisor may inquire if the advisor’s wealth management firm has an agreement with use. Please see pages 22 and 23 of the Registration Statement for this disclosure.

vii.

Please disclose with specificity the investment guidelines and risk parameters that will be offered with the Contract, e.g., on page 18. In doing so, please disclose whether guidelines and parameters will vary from firm to firm or will they be standardized. If there is variance, please explain why.

Response: Please see page 21 of the Registration Statement.

viii.

If applicable, please also add highlighted disclosure that the investment guidelines and risk parameters are designed to minimize the risk that the Account value will be reduced to zero before the Annuitant’s death, thereby requiring the Company to make lifetime payments to the Annuitant.

Response: Please see page 13 of the Registration Statement where the following bold and underlined language has been added to highlight the fact that our underwriting process for determining acceptable model portfolios is one of the tools we use to mitigate our risk of making lifetime payments to the Annuitant:

“Our underwriting process for determining whether a model portfolio is acceptable focuses on whether the investments are primarily in a well diversified mix of Exchange Traded Funds (ETFs) and mutual funds. Our aggregate target allocation for investments pursuant to the model

Securities and Exchange Commission

October 2, 2020

portfolios is currently a mix of 60% equities and 40% fixed income. Our process seeks to align our risk appetite in relation to our risks in offering the Contracts with your risk appetite in providing income for life through the investments held in your Account. Our choices of acceptable model portfolios are one of the tools we use to mitigate our risk of having to pay Benefit Amounts to the Annuitant. As such, our interest in maximizing the probability that your Account will provide you with cash flow for the duration of your life is aligned with your own.” (bold and underlined language added).

b)	Free Look Right (page 12)

If applicable, disclose that the 30 days for the “Free Look Right” on page 12 may be longer than 30 days if required by state law.

Response: Please see page 14 of the Registration Statement where we have added the words “or longer if required by law” to this section.

c)	Eligible Purchasers (page 12)

The last paragraph under “Eligible Purchasers” on page 12 states that married couple can be Owners of a non-qualified Account. Therefore, please supplementally explain to the staff the impact that having married couple Owners has on the guarantee and confirm it has been clearly explained where applicable.

Response: The Contract does not provide a joint and survivor guarantee. Therefore, we believe having married owners does not impact the structure. All references to the Annuitant in the Registration Statement are singular, not plural. Respectfully, we submit that the definition of Annuitant clearly indicates that the benefit is based on the life of the Annuitant. Joint ownership does not in any way change how the guarantee is calculated or when it is payable. We provide for joint ownership primarily because we expect many of the ownership designations of the Accounts at the Financial Firms will be joint ownership by married couples, and we are requiring that the ownership designation of the Annuity match that of the Account in relation to which we issue an Annuity. We contemplate developing a product with joint and survivor coverage where the Annuity continues until the second death, but that is not part of this Contract.

d)	Underwriting Requirements (page 13)

Please disclose if there is a minimum Account value required to purchase the Contract.

Response: Please see page 14 of the Registration Statement where we have added language to indicate that there is no minimum Account value required to purchase the Contract.

Securities and Exchange Commission

October 2, 2020

e)	Fees (page 13)

In the last sentence, please disclose whether unpaid fees will be prorated if the Contract terminates before the Covered Event.

Response: Please see page 15 of the Registration Statement where the following language (in bold and underline) has been added:

“The annual Fee associated with the Contract is 0.55% of the value of your Account, paid in arrears. The Fee is withdrawn from an Account quarterly. We pro-rate the Fee due for the period between the Issue Date and the date the first Fee is assessed. We also pro-rate the Fee for the period between the end of the prior calendar quarter and the date your Contract ends if your Contract terminates.”

f)	Income Amount (page 14)

i.	At the end of second sentence and wherever else applicable, please confirm whether it should reference “Income Year” [measured from Exercise Date] or “Benefit Year” [measured from Covered Event].

Response: We have deleted the defined term “Benefit Year” and have revised references to “Benefit Year” to be “Income Year.”

ii.

Consider explaining “Income Base” before “Income Amount” given that the Income Amount is derived from the Income Base. Please provide examples of both, including the impact of Excess Withdrawals and contributions.

Response: Please see page 16 of the Registration Statement. We have revised the order of these sections for clarity. Hypotheticals 5 and 6 are designed to show the impact of an Excess Withdrawal and a contribution. We have added references to these hypotheticals.

g)	Income Base (page 14)

If applicable, please address how the Income Base is calculated if no Exercise Date takes place.

Response: The Income Base is not calculated until the Exercise Date, and no withdrawals are required prior to the Annuitant obtaining the age of 95. We also will include in our statements to Contract holders that have not yet taken their initial withdrawal the value that the Income Base would be if they had taken their initial withdrawal as of the date of such statement.

Securities and Exchange Commission

October 2, 2020

h)	Impact of Excess Withdrawals on the Income Base (page 14)

Please clarify that if an Excess Withdrawal reduces your Account Value to zero, the contract terminates. Please also explain that the impact of an Excess Withdrawal is magnified if your Account Value is less that your Income Base. Please provide an example that includes the impact on the Income Amount as well.

Response: In the two sections regarding Excess Withdrawals, we have revised the language to indicate that if the Account is depleted due to an Excess Withdrawal, the Contract will terminate. We also added language on page 16 of the Registration Statement indicating that an Excess Withdrawal has an inversely proportionate impact to the size of the Account’s value at the time such Excess Withdrawal occurs. We have also added a reference to the fifth hypothetical which demonstrates the impact of an Excess Withdrawal.

i)	Eligible Contributions (page 15)

Please provide a more detailed description of Eligible Contributions including before the end of the Vesting Period and those made after the Exercise Date.

Response: Please see page 17 of the Registration Statement where we have provided a more detailed description of the impact of Eligible Contributions both before and after the Exercise Date.

j)	Termination (page 15)

Please describe all means of termination rather than force the reader to search for all of them throughout the prospectus. In addition, please explain supplementally if there any contract provisions or other protections that may prevent the Company from terminating the contract when it may be financially advantageous for it to do so.

Response: Please see page 17 of the Registration Statement in which we have listed all of potential causes of a Contract termination. There are no contract provisions other than those listed that permit us to terminate a Contract. In addition, state insurance law may prevent us from terminating one Contract or a block of Contracts whether or not financially advantageous for us to do so.

k)	Examples (page 15)

All the Examples require more narrative explanations of how the various values were calculated. For example, in Hypothetical 1, there is no basic explanation as to how the Minimum Income Amount or Income Amount on the Exercise Date were calculated. In Hypothetical 2, there could have been a simple explanation that no Income Amount was paid out because the Annuitant’s death occurred before any Covered Event. Finally, Hypothetical 3 provides a good example of when Account Value on the Issue Date was higher than on the Exercise Date, but never simply explained. Please also explain supplementally why you believe the performance shown in the examples are representative of how the product might perform, particularly given the investment guidelines. For example, the first 3 hypotheticals show 10% annual returns for the period between the Issue Date and Exercise Date.

Securities and Exchange Commission

October 2, 2020

Response: Please see pages 18-20 of the Registration Statement. We have added titles to each of the hypotheticals to emphasize what is being illustrated in each hypothetical. We have also added narrative descriptions following each hypothetical explaining the results in each instance.

We have further emphasized in bold the statement “No representation regarding the performance of an Account is intended” that immediately precedes the hypotheticals.

l)	Investment Guidelines and Risk Profile (page 18)

i.	Please consider whether the third sentence of the third paragraph is potentially misleading because it may suggest that the investment guidelines will have no impact on most investors.

Response: Please see page 21 of the Registration Statement where we have clarified that in many instances the election of the Annuity will have no impact on how a particular individual’s Account will be invested.

ii.	Please disclose how the Company will notify an Owner that they or the Financial Firm have breached their investment guidelines.

Response: The breach of the investment guidelines will be communicated to the Contract owner by both us and by the Contract owner’s Financial Firm. The Financial Firm will communicate this breach to the Contract owner using the same procedure that it otherwise communicates with the Contract owner. We will inform the Contract owner using the method that the Contract owner has agreed to for communications from us. Please see page 21 of the Registration Statement for additional disclosure.

iii.

The Cure Period is 30 days or “it may be less” from the date of the breach. Please consider revising so that 30 days is counted from the date any notice was sent. Please also disclose the minimum amount of notice that will be provided.

Response: Please see page 21 of the Registration Statement. The cure period will be thirty days from the date of notice with respect to all Financial Firms.

iv.

Please explain why the acceptable risk profiles and investment guidelines including if they may be changed to limit the risks faced by the Company by decreasing the likelihood that a Covered Event may occur.

Response: Please see page 21 of the Registration Statement where we have clarified that we will not alter the investment guidelines and risk profile for existing Contracts.

Securities and Exchange Commission

October 2, 2020

m)	Portability (page 19)

i.	Highlight the paragraph immediately preceding this caption.

Response: Please see page 22 of the Registration Statement.

ii.

Please also disclose the impact of the timing of any transfer relative to the Exercise Date and Covered Event on the Issue Date for the new Account, and the calculation of the Income Base and Income Amount.

Response: Please see page 22 of the Registration Statement where we have clarified that a transfer will have no impact on the Contract and have expanded the language of that disclosure to emphasize that none of the Contract’s values will be affected.

iii.	Please also explain how an investor can obtain a list of Financial Firms that currently have an agreement with the Company.

Response: Please see pages 22 and 23 of the Registration Statement where we have added language to address how Contract owners will be informed of other Financial Firms with which we have an operating agreement.

n)	Delivery of Payments (page 19)

Please disclose the $20 payment processing fee earlier in the prospectus under “Fees.” Please also disclose the frequency and timing of payments after a Covered Event.

Response: Please see page 23 of the Registration Statement where we have added the following paragraph:

“After the Covered Event we will deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that you designate. We reserve the right to reduce each payment by a $20.00 payment processing fee if an alternate form of delivery is elected. ”

o)	Electronic Delivery of Documents (page 20)

Please explain how this provision will comply with the Commission guidance on electronic delivery with respect to documents required to be delivered to investors under the federal securities laws. See Use of Electronic Media for Delivery Purposes, Investment Company Act Release No. 21399 (Oct. 6, 1995); Use of Electronic Media by Broker-Dealers, Transfer Agents, and Investment Advisers for Delivery of Information, Investment Company Act Release No. 21945 (May 9, 1996); and Use of Electronic Media, Investment Company Act Release No. 24426 (Apr. 28, 2000).

Securities and Exchange Commission

October 2, 2020

Response: Please see page 23 of the Registration Statement where we have added language the following statement “Information distributed through electronic means will comply with SEC guidance and the intended recipients will receive equivalent information as they would have received in paper form.”

p)	Our Right to Amend the Contract (page 20)

Please describe what constitutes “a written form acceptable to us” and disclose the internet address under “Notice to Us” on page 22.

Response: Please see page 23 of the Registration Statement where we have clarified that acceptable forms of notice will be provided in the Contract and page 23 of the Registration Statement where we have added our internet address.

q)	Non-Participating (page 20)

Please revise the “Contracts do not represent equity in Merit” in plain English.

Response: Please see page 24 of the Registration Statement where we have clarified that the Contracts do not represent shares of ownership of Merit.

r)	Distribution of the Contracts (page 20)

Please confirm all disclosure required by Item 508 of Regulation S-K pursuant to Item 8 of Forms S-1 has been provided including the obligation of the underwriter to take the securities (508(a)) and the underwriter’s compensation (508(e)).

Response: We confirm that all disclosure required by Item 508 of Regulation S-K pursuant to Item 8 of Form S-1 has been provided.

s)	Financial Strength (page 21)

It appears that the Company is disclosing its A.M. Best financial strength rating in this registration statement.

i.	Please include the written consent of A.M. Best as an exhibit to this registration statement. See rule 436 under the Securities Act of 1933.

Response: References to A.M. Best are no longer included in the Registration Statement, and as such the written consent of A.M. Best is not included.

ii.	Please consider any obligations you may have under the federal securities laws to update your registration statement to reflect changes in these ratings.

Response: As noted above, the Company is no longer including its financial strength rating in the S-1.

Securities and Exchange Commission

October 2, 2020

7.	Federal Income Tax Considerations (page 23)

a)	Please advise the staff whether the Company intends to obtain a private letter ruling from the IRS with respect to the Contract (for treatment of the Contract as an annuity).

Response: The Company does not intend to seek a private letter ruling from the IRS with respect to the Contract.

b)

Please provide additional details as to the treatment of Contracts and treatment of benefit payments, i.e., as income or return of capital, from a qualified or non-qualified Account, impact of spouse etc. Please note that the fifth paragraph states that withdrawals must be taken by the Annuitant’s 95th birthday. Please reflect this in the definition of Exercise Date.

Response: Please see page 27 of the Registration Statement where the Company has provided disclosure regarding the exclusionary rule treatment for payments from non-qualified contracts, and that the portions of payments above the exclusionary amounts will be reported as ordinary income. The Company has also indicated that payments under tax qualified situations will be reported as ordinary income. The Company has further added language about the need to make a first withdrawal by age 95 to the definition of Exercise Date.

8.	Financial Statements

For Item 11(e) of Form S-1 (financial statements), please supplementally confirm whether all applicable financial statements have been provided and whether they were provided as required for a smaller reporting company. Please note that this may be subject to further review and comment by the staff.

Response: We confirm that all financial statements, exhibits, and other required disclosures for a smaller reporting company will be included by pre-effective amendment to the Registration Statement prior to effectiveness.

9.	Management (page 42)

Please provide all disclosure required by Item 11(k) of Form S-1/Item 401 of Regulation S-K, for example, terms of executive officers and directors and confirm all other applicable disclosure has been provided

Response: Please see pages 46 through 50 of the Registration Statement. We confirm that all applicable disclosure required by Item 11(k) or Form S-1 and Item 401 of Regulation S-K has been provided.

Securities and Exchange Commission

October 2, 2020

10.	Executive Compensation (page 47)

Please supplementally provide the staff with a legal basis and/or legal precedent for providing the disclosure in its current form. Otherwise, please provide all disclosure required by Item 11(l) of Form S-1 as set forth in Item 402 and 407 of Regulation S-K.

Response: As noted in the S-1, Brickell acquired the Company on December 31, 2019 and management of the Company resigned prior to the closing of the acquisition. A new management team was put in place following the closing. The Company is not in possession of, or entitled to, historical compensation information for employees of the Company prior to the acquisition. This is because, prior to the acquisition, the Company did not have any employees; instead personnel were employed by an affiliate of the prior owner and services and compensation were provided and allocated to the Company, as well as other affiliates, pursuant to governing services agreements. As a consequence, the Company would pay to its affiliate an allocated share of the compensation for such personnel.    As such the Company does not have records relating to the individual compensation paid to such personnel but only the allocated share of total compensation. Certain information relating to this allocation was gathered for and filed with regulators as described below.

The prior owner did not allocate any compensation to the Company in 2019 with respect to the individuals preforming services on behalf of the Company, and as such the compensation information for 2019 reflects payments of zero for each officer. As referenced above, the Company does have copies of the Company’s Supplemental Compensation Exhibit to its annual report filed with its domiciliary regulator in 2018 and 2019. These filings include certain information on compensation provided to the Company’s principal executive officer and principal financial officer for the years 2016, 2017, and 2018. It also provides information for other directors and officers, but we do not have records sufficient to confirm that these individuals were in fact the most highly compensated individuals. In addition, for the year 2019 no compensation was allocated to Company personnel.

Given that the Company does not have complete information regarding historical executive compensation, and the fact that none of the individuals were employees of the Company, we believe that presenting historical information related to the allocated share of compensation would lead to confusion among prospective purchasers of the Contracts. Therefore, we have not included this information in the Registration Statement at this time.

While we acknowledge that Item 11(l) of Form S-1 requires disclosure of historic executive compensation, given that the personnel were not employed by the Company and the misleading nature of the allocated share of compensation, and that the Registration Statement is registering the Contracts as opposed to equity interests in the Company, we request that the Staff permit the provided disclosure in this instance.

Securities and Exchange Commission

October 2, 2020

Further, we confirm that the compensation table included on pages 48 and 49 of the Registration Statement includes the required compensation under Item 402 of Regulation S-K and that any omitted items are not applicable.

11.	Security Ownership (page 49)

Please provide all disclosure as required by Item 11(m) of Form S-1/Item 403 of Regulation S-K.

Response: Please see page 53 of the Registration Statement. We note that the Company is a wholly-owned subsidiary of Merit Life Insurance Holdings LLC.

Part II

12.	Exhibits and Financial Statement Schedules

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: We acknowledge that all financial statements, exhibits, and other required disclosures will be included by pre-effective amendment to the Registration Statement prior to effectiveness.

* * * *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1823.

Sincerely Yours,

/s/ LOCKE LORD LLP

Michael K. Renetzky, Esq.